Exhibit 6.13

January 21, 2016

Mr. Ralph Goldwasser

Dear Ralph:

I would like to thank you for agreeing to support the Company's cash conservation project while we raise additional capital in 2016. By doing so, we increase our ability to complete the financing round while continuing to add new users and undertake the important projects for Myomo's future.

As of January 1, 2016, your consulting fees will be fixed at $5000 per month. Any billings in excess of $5000 will be paid when the Series C-1 financing is completed (expected by mid-year 2016). Additionally, if a change of control of the Company occurs in the interim, you will be immediately entitled to receive all of the excess billings discussed above.

To recognize your participation in this effort to preserve the Company's cash resources, I will recommend that the Board of Directors award you 25,000 stock options, which will completely vest as of June 30, 2016.

Ralph, thank you for your support of the Company's plans as we raise the capital needed to grow the business and achieve greater value for all shareholders.

Sincerely,

Paul R. Gudonis

Chief Executive Officer

Myomo, Inc. • One Broadway, 14th Floor • Cam bridge • MA 02142

Tel. 617.996.9058 • Fax. 617.886.033 3